UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383
       A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan For Hourly Employees
       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

Page No.
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2006 and 2005	3

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2006 and 2005	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2006	13

SIGNATURE	14

EXHIBITS:

Consents of Independent Registered Public Accounting Firms	15
EX-99.A: CONSENT OF VIRCHOW, KRAUSE & CO., LLP
EX-99.B: CONSENT OF DELOITTE & TOUCHE LLP
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings Plan
 for Hourly Employees and Participants therein:
We have audited the accompanying statement of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Virchow, Krause & Company, LLP
Milwaukee, Wisconsin
June 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings Plan
 for Hourly Employees and Participants therein:
We have audited the accompanying statement of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, the accompanying 2005 financial statements have been retrospectively adjusted for the adoption of FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2006
(June 15, 2007 as to Notes 2 and 3)

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

INVESTMENTS:
Defined Contribution Master Trust (Note 3)	$85,756,970	$87,443,524
Participant Loans	4,309,702	4,828,230

Total investments at fair value	90,066,672	92,271,754

Adjustment from fair value to contract value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	374,133	357,036

NET ASSETS AVAILABLE FOR BENEFITS	$90,440,805	$92,628,790

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$92,628,790	$90,183,502

ADDITIONS:
Income from investments:
Interest in income of Defined Contribution Master Trust	6,742,699	8,018,251
Interest	283,206	254,286

Total income from investments	7,025,905	8,272,537

Contributions:
Employer	1,248,878	1,215,194
Employee	3,497,423	3,396,027

Total contributions	4,746,301	4,611,221

Total additions	11,772,206	12,883,758

DEDUCTIONS:
Payments to participants or beneficiaries	13,826,231	8,775,270
Administrative expenses	78,066	98,576

Total deductions	13,904,297	8,873,846

NET (DECREASE) INCREASE BEFORE TRANSFERS	(2,132,091)	4,009,912

NET TRANSFERS	(55,894)	(1,564,624)

NET (DECREASE) INCREASE	(2,187,985)	2,445,288

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$90,440,805	$92,628,790

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
1. DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
a.	General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (“Wells Fargo”) was the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Defined Contribution Master Trust”) through June 30, 2005. Effective July 1, 2005, all assets and trustee responsibilities of the Defined Contribution Master Trust were transferred to Fidelity Management Trust Company (the “Trustee”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2005, Rockwell Automation added new investment options, eliminated certain investment options, and consolidated the Rockwell Automation Stock Funds. The new investment options include common stock and debt investment options in addition to a mutual fund brokerage account window.

Participants in the Plan could have invested in seventeen investment funds through June 30, 2005. Effective July 1, 2005, the investment options expanded to include a suite of ten lifestyle mutual funds, ten core investment options and a mutual fund brokerage window. In addition, the following stock funds were available in 2005 and 2006 and are specific to the Plan:
Rockwell Automation Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents. Effective July 1, 2005, this fund was combined with Rockwell Automation Stock Fund B and renamed Rockwell Automation Stock Fund.
Rockwell Automation Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents. Effective July 1, 2005, this fund was combined with Rockwell Automation Stock Fund A and renamed Rockwell Automation Stock Fund.
Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.
ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.
Conexant Stock Fund - Invests principally in the common stock of Conexant Systems, Inc. but may also hold cash and cash equivalents.

Exxon Mobil Stock Fund - Invests principally in the common stock of Exxon Mobil Corporation but may also hold cash and cash equivalents.
Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins, Inc. but may also hold cash and cash equivalents.
Skyworks Solutions Stock Fund – Invests principally in the common stock of Skyworks Solutions, Inc. but may also hold cash and cash equivalents.
Mindspeed Technology Stock Fund – Invests principally in the common stock of Mindspeed Technologies, Inc. but may also hold cash and cash equivalents.
The Boeing, ArvinMeritor, Conexant, Exxon Mobil, Rockwell Collins, Skyworks Solutions, and Mindspeed Technology Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds were paid to the Rockwell Automation Stock Fund. Any dividends on common stock related to employee contributions received on behalf of these funds were paid to the Stable Value Fund.

Effective March 31, 2006, Rockwell Automation removed the following closed stock fund options from the Plan: Boeing Stock Fund, ArvinMeritor Stock Fund, Conexant Stock Fund, Rockwell Collins Stock Fund, Skyworks Solutions Stock Fund and Mindspeed Technology Stock Fund. Participants had the option to redirect their investments in these closed stock funds to any of the available investment options or elect to take a distribution. If a participant did not take action by March 31, 2006, the participant’s investments in the closed stock funds were automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth. The Exxon Mobil Stock Fund, also a closed stock fund, will be removed as an investment option as of June 29, 2007. If a participant does not take action by June 29, 2007, the participant’s investments in the Exxon Mobil Stock Fund, if any, will be automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth.

b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 25% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant’s base compensation.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participant. Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Participants who are vested may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds. See also Note 6 related to plan changes.

Effective June 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001, which made provisions for catch-up contributions to 401(k) plans to give employees who are at least age 50 and older the opportunity to save more for retirement. Employees must have been at least age 50 at December 31, 2005 to be eligible to make catch-up contributions in the current year. The 2006 and 2005 employee catch-up contribution amount allowed was an additional $5,000 and $4,000 in pre-tax contributions, respectively.

c.	Investment Elections - Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions were made to the

Stable Value Fund through June 30, 2005. Effective July 1, 2005, contributions are made to one of the Fidelity Freedom Funds, based on the participant’s date of birth.
Participants may invest in the Stable Value Fund, a common collective trust fund, which invests primarily in benefit-responsive guaranteed investment contracts (“GICs”) and money market investments.

d.	Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.	Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions and earnings are vested after the participant has completed three years of vesting service.

f.	Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored.

h.	Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan or to suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.	Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	New Accounting Pronouncement - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust held by the Defined Contribution Master Trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

b.	Valuation of Investments - The Plan has an interest in the assets of the Defined Contribution Master Trust. The assets of the Defined Contribution Master Trust are stated at fair value, except for the investment in the Stable Value Fund, which is stated at contract value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost that approximates fair value.

c.	Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

d.	Payment of Benefits - Benefits are recorded when paid.

e.	Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3. DEFINED CONTRIBUTION MASTER TRUST
At December 31, 2006 and 2005, with the exception of the participant loan fund, all of the Plan’s investment assets were held in the Defined Contribution Master Trust account at the Trustee. Use of the Defined Contribution Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Defined Contribution Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.
The Defined Contribution Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The net assets of the Defined Contribution Master Trust at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Money market funds	$23,560,512	$42,987,654
Cash	1,763,797	878,749
Common stocks	1,290,692,208	1,947,764,881
Mutual funds	822,411,845	322,044,256
Brokeragelink accounts	10,016,400	4,338,439
Corporate debt investments	15,072,367	48,488,390
U.S. government securities	30,444,387	9,058,239
Other fixed income investments	3,610,587	3,844,480
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	138,482,454	130,213,723
Stable Value Fund –
guaranteed investment contracts	574,433,048	617,812,976
Accrued income	856,605	1,786,974
Accrued fees	(991,334)	(1,269,612)
Pending trades	(1,829,037)	104,295

Net assets at fair value	2,908,523,839	3,128,053,444
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,074,950	5,870,086

Net assets	$2,914,598,789	$3,133,923,530

The Plan offers a Stable Value Fund option which, through the Defined Contribution Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 4.42% and 4.14% at December 31, 2006 and 2005, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2006 and 2005 was 4.52% and 4.33%, respectively.
The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by the Trustee. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
An issuer may terminate a contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The Plan’s interest in the Stable Value Fund was approximately 6% at December 31, 2006 and 2005.
The net investment income of the Defined Contribution Master Trust for the years ended December 31, 2006 and 2005 is summarized as follows:

	2006	2005
Interest	$27,023,045	$28,518,879
Dividends	49,160,767	29,517,117
Net appreciation in fair value of investments:
Common stocks	165,836,538	248,851,908
Mutual funds	58,593,922	27,810,954
Investment in common collective trust –
Fidelity U.S. Equity Index Commingled Pool	19,208,879	6,148,810
Brokeragelink accounts	1,051,484	—

Net investment income	$320,874,635	$340,847,668

The Plan’s interest in the Defined Contribution Master Trust, as a percentage of net assets held by the Defined Contribution Master Trust was approximately 3% at December 31, 2006 and 2005. While the Plan participates in the Defined Contribution Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2006 and 2005.

The Defined Contribution Master Trust’s investments that exceeded 5% of net assets as of December 31, 2006 and 2005 are as follows:

Description of Investment	2006	2005
Rockwell Automation, Inc. common stock	$622,339,111	$784,609,618
Rockwell Collins, Inc. common stock	—	429,878,867
Fidelity International Discovery Fund	158,982,632	—
Certain Defined Contribution Master Trust investments are shares of mutual funds managed by Wells Fargo or Fidelity Management Trust Company. Wells Fargo was the trustee until July 31, 2005, at which time it was transferred to Fidelity. Fidelity is now the trustee and recordkeeper as defined by the Defined Contribution Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Defined Contribution Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2006 and 2005, the Defined Contribution Master Trust held 10,188,918 and 13,262,502 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $78,473,232 and $92,966,323, respectively, and a fair value of $622,339,111 and $784,609,618, respectively.
During 2006 and 2005, dividends on Rockwell Automation common stock paid to eligible plan participants were $10,733,813 and $10,614,199, respectively.
4. NON-PARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the year ended December 31, 2006 and 2005 is as follows:

	2006	2005
Net Assets, Beginning of Year	$15,053,527	$12,922,130

Changes in net assets:
Contributions	1,260,410	1,218,148
Dividends	229,291	69,604
Net appreciation	623,544	2,551,154
Benefits paid to participants	(2,070,711)	(927,170)
Administrative expenses	(18,237)	(16,142)
Transfers	(910,572)	(764,197)

Total changes in net assets	(886,275)	2,131,397

Net Assets, End of Year*	$14,167,252	$15,053,527

*	These net assets are included in the Defined Contribution Master Trust.
5. TAX STATUS
The Internal Revenue Service has determined and informed Rockwell Automation by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.     PLAN CHANGES
Effective October 1, 2006, all newly hired employees will be automatically enrolled in the Plan after 30 days. The initial enrollment contribution will be set at 3% of base pay and will be invested in a Fidelity Freedom Fund based on the participant’s date of birth. Participants can decline participation during the 30 days prior to automatic enrollment and contribution or investment options can be changed at any time subject to Plan and Rockwell Automation guidelines.
Also effective October 1, 2006, all participants have the ability to transfer the employer contribution out of the Rockwell Automation Stock Fund to other available fund options. Previously, only vested participants could transfer the employer contribution.
7.     SUBSEQUENT EVENT
Effective January 31, 2007, Rockwell Automation sold the Dodge mechanical and Reliance Electric motors and motor repair services businesses. As a result of the sale, all employees of the divested business were terminated in the Plan and those not fully vested were 100% vested in the Plan.
8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(1) of Form 5500 Schedule H, Part I, as of December 31, 2006 is presented below.

2006
Net assets available for benefits reported in the financial statements	$90,440,805
Adjustment from fair value to contract value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	(374,133)

Net assets available for benefits reported on Form 5500	$90,066,672

Reconciliation of total additions to plan assets reported in the financial statements to the total income plus transfers reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2006 is presented below.

2006
Total additions reported in the financial statements	11,772,206
Adjustment from fair value to contract value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	(374,133)

Total income plus transfers in as reported on Form 5500	$11,398,073

*  *  *  *  *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2006
EIN 25-1797617
PLAN NUMBER 007

Column A	Column B	Column C	Column D	Column E
Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Fair
	or Similar Party	Par or Maturity Value	Cost	Value
*	Fidelity Management	Defined Contribution
	Trust Company	Master Trust	$63,942,253	$85,756,970

*	Various	Participant Loans; rates
	participants	ranging between 5% and 10.5%,
		due 2007 to 2015	0	4,309,702

	Total assets (held at end of year)		$63,942,253	$90,066,672

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

By	/s/ Teresa E Carpenter Teresa E Carpenter
Plan Administrator
Date: June 20, 2007